March 1, 2021

VIA ELECTRONIC TRANSMISSION

David L. Orlic Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Emles Trust; File Nos. 333-238758 and 811-23431

Dear Mr. Orlic:

On December 23, 2020, Emles Trust (the “Trust” or the “Registrant”) on behalf of its series, Emles AAA ABS ETF, Emles High Quality ABS ETF and Emles Alpha Opportunities ETF (each a “Fund” and together, the “Funds”) filed Post-Effective Amendment No. 3 to its registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended. The Registrant proposes to revise the disclosure in the applicable Fund’s prospectus in response to the verbal comments provided by you on February 8, 2021, as indicated below. Please find below a reiteration of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Emles AAA ABS ETF

Comment 1.	In the principal investment strategies section, please consider disclosing current maturity or duration weighted maturity of the index as of a certain date.

Response:	The Fund will disclose the effective yield and effective duration as of a certain date for the index in the principal investment strategies section.

David L. Orlic

March 1, 2021

Comment 2.	The principal investment strategies section indicates that “[t]he Fund will seek to invest significantly all of its net assets (plus borrowings for investment purposes) in the component securities of the Index that are rated “AAA” …” If the index will include non-AAA rated securities, please explain to the staff why the investment objective of the Fund is not misleading, and whether the Fund will replicate the returns of the index.

Response:	The Index seeks to be comprised of only AAA securities, subject to any downgrades outside the control of the Index selection process. The Fund intends to invest significantly all of its assets in the component securities of the Index, which will be comprised of only AAA securities. The Fund has revised its disclosure to remove any implication that the Index will include securities that are not rated AAA as follows:

The Adviser intends to use a representative sampling strategy, an indexing strategy that involves investing in a representative sample of securities from the Index that collectively has an investment profile similar to that of the Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market value and industry weightings), fundamental characteristics (such as return variability, duration, maturity, credit ratings and yield) and liquidity measures similar to those of the Index. In addition, the securities selected will be rated “AAA” by at least two of three nationally-rated statistical ratings organizing (“NRSRO”): Moody’s Investors Service, Inc., S&P Global Ratings or Fitch Ratings, Inc. The Fund may or may not hold all of the securities in the Index. The Fund will seek to invest significantly all of its net assets (plus borrowings for investment purposes) in the component securities of the Index. ~~that are rated “AAA” by at least two of three nationally-rated statistical ratings organizing (“NRSRO”): Moody’s Investors Service, Inc., S&P Global Ratings or Fitch Ratings, Inc.~~ Additionally, the Fund intends to invest up to 10% of its remaining assets in certain futures, options and swap contracts, cash and cash equivalents.

Emles Alpha Opportunities ETF

Comment 3.	The principal investment strategies for the Fund indicate that the Fund may invest in asset-backed securities, mortgage-backed securities and other collateralized obligations. Please advise whether the Fund intends to invest more than 15% of its assets in these types of securities. The staff may have further comment.

Response:	The Fund does not intend to invest more than 15% of its assets in asset-backed securities, mortgage-backed securities and other collateralized obligations.

Comment 4.	The principal investment strategies for the Fund indicate that the adviser seeks long and short exposure in various asset classes. Please confirm that expenses related to short sales are included in “other expenses” in the fee table, or add a separate line item in the fee table for these expenses.

Response:	The Fund has included expenses related to short sales in “other expenses” in the Fund’s fee table.

David L. Orlic

March 1, 2021

Comment 5.	Consider listing the principal risks of the Fund in order of importance rather than alphabetically.

Response:	The Registrant notes that the principal risks of the Fund are grouped according to importance, and the Fund-specific risks are listed prior to the more general ETF risks. The Fund is actively managed and may invest in a wide range of asset classes. As such, the Registrant respectfully declines to re-order the risks further in order to avoid potentially misleading investors by giving the impression that the Registrant is accurately able to predict the rank of the Fund-specific risks.

Comment 6.	In the principal risks section, please enhance the disclosure included in the Fund’s short selling risk to include a discussion of the potential catastrophic losses that could result from short selling. Reference is made to the recent market fluctuations in GameStop (GME) stock resulting in billions of losses for short sellers.

Response:	The Registrant has revised the short selling risk as follows:

Short Selling Risk. The Fund may sell securities short. A short sale is a transaction in which the Fund sells a security it does not own or have the right to acquire (or that it owns but does not wish to deliver) in anticipation that the market price of that security will decline. If the price of the security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. The loss from a short position is potentially unlimited.

*          *          *

If you have any questions concerning this filing, or the Registrant’s responses, please contact Krisztina Nadasdy at (614) 469-3243 or me at (202) 263-4144.

Very truly yours,

/s/Owen J. Pinkerton
Owen J. Pinkerton

cc:	JoAnn M. Strasser